Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (“Agreement”) as of February 11, 2013, by and among Sumner Bank & Trust, a banking corporation organized and existing under the laws of the State of Tennessee (“Sumner”), HopFed Bancorp, Inc., a Delaware corporation (“HFBC”), Heritage Bank, a federal savings bank (“Heritage”), and Heritage Interim Corporation, a wholly-owned Tennessee acquisition subsidiary of Heritage (“Interim”).

RECITALS

1. The Board of Directors of each party hereto believes that the transactions described in this Agreement are in the best interests of such party and, and in the case of Sumner, its shareholders.

2. By virtue of the transactions that are effectuated by this Agreement, the Merger Agreement and the Sumner-Heritage Plan of Merger, (a) Interim will be merged with and into Sumner, (b) Sumner will be merged with and into Heritage and (c) except as provided in this Agreement, the then outstanding shares of Sumner Capital Stock will be converted into the right to receive cash.

3. The Merger is subject to prior approval of Sumner’s shareholders and regulatory approvals and the prior satisfaction of certain other conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing and of the mutual warranties, representations, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, the parties to this Agreement agree as follows:

SECTION I.

DEFINITIONS

Except as may otherwise be provided in this Agreement, the capitalized terms set forth below shall have the following respective meanings, in their singular or plural forms as applicable:

1.1 “Acquisition Proposal”—with respect to Sumner, shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all or substantially all of the capital stock or assets of, or other business combination involving the acquisition of Sumner or any of the Sumner Subsidiaries, other than the transactions contemplated hereunder.

1.2 “Adjusted Closing Balance Sheet”—an adjusted closing balance sheet showing the equity book value of Sumner, as agreed upon by Sumner and Heritage and calculated pursuant to Section 2.2(a)(i) of this Agreement.

1.3 “Agreement”—this Agreement and Plan of Merger, including the exhibits and schedules hereto, as amended.

1.4 “BHC Act”—the federal Bank Holding Company Act of 1956, as amended, and the rules and regulations thereunder.

1.5 “Business Day”—means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Tennessee are authorized or obligated to close.

1.6 “Certificates”—the certificates representing shares of Sumner Capital Stock on or prior to the Effective Date.

1.7 “Closing”—the closing of the transactions contemplated hereunder on the Effective Date, as described in Section 3.1 of this Agreement.

1.8 “Code”—the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

1.9 “Dissenters’ Shares”—shares of Sumner Capital Stock as to which dissenters’ rights have been perfected and not withdrawn or otherwise forfeited.

1.10 “Effective Date”—the date and time at which the Merger becomes effective, as described in Section 3.2 of this Agreement.

1.11 “ERISA”—the Employee Retirement Income Security Act of 1974, as amended.

1.12 “Estimated Adjusted Closing Balance Sheet”—an adjusted closing balance sheet showing Sumner’s good faith estimate of the equity book value of Sumner as of the month ended immediately prior to the month in which the Closing occurs, and as calculated pursuant to Section 2.2(a)(i) of this Agreement (inclusive, for the avoidance of doubt, of net income estimated to have been earned by Sumner through and including the Effective Date). For illustrative purposes, an example Estimated Adjusted Closing Balance Sheet prepared based on actual Sumner data as of December 31, 2012, is set forth on Schedule 1.12 attached hereto.

1.13 “Exchange Agent”—HFBC’s stock transfer agent or such other third party experienced in the stock transfer business reasonably acceptable to Sumner which shall act as the exchange agent pursuant to Section 2.2(d) hereof.

1.14 “FBL”—federal banking laws, as applicable to the HFBC Companies and the Sumner Companies.

1.15 “Federal Reserve”—the Board of Governors of the Federal Reserve System.

1.16 “Financial Statements”—(i) the audited consolidated balance sheets (including related notes and schedules, if any) of a Warrantor as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the respective periods then ended, and (ii) the unaudited consolidated balance sheets of such Warrantor (including related notes and schedules, if any) and related consolidated statements of income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2011.

1.17 “GAAP”—United States generally accepted accounting principles.

1.18 “Heritage”—Heritage Bank, a federal savings bank and a wholly-owned subsidiary of HFBC.

1.19 “Heritage Common Stock”—the common stock, par value $.01 per share, of Heritage.

1.20 “HFBC”—HopFed Bancorp, Inc., a Delaware corporation.

1.21 “HFBC Companies”—collectively, HFBC and all HFBC Subsidiaries.

1.22 “HFBC Subsidiaries”—the Subsidiaries of HFBC, which shall include any corporation, bank, savings bank, association or other entity that becomes or is acquired as a Subsidiary of HFBC in the future.

1.23 “HOLA”—the federal Home Owners’ Loan Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.24 “Interim”—Heritage Interim Corporation, a wholly-owned acquisition subsidiary of Heritage, organized as a corporation under the laws of the State of Tennessee and formed for the sole purpose of facilitating the transactions described herein.

1.25 “Material Adverse Effect”—with respect to a Warrantor, means any change, effect, event, occurrence or state of facts that (a) is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such Warrantor and its Subsidiaries taken as a whole, or (b) materially and adversely affects the ability of the Warrantor to perform its obligations hereunder or materially and adversely affects the timely consummation of the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (i) any change, effect, event or occurrence relating to the United States economy or financial conditions or securities in general; (ii) any change, effect, event or occurrence relating to the banking and financial services industry generally, including changes in the prevailing level of interest rates; (iii) any change, effect, event or occurrence relating to the announcement or performance of this Agreement and the transactions contemplated hereby; (iv) with respect to Sumner, any change, effect, event or occurrence resulting from any action or omission taken with the prior consent of HFBC or Heritage; (v) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities; and (vi) any change in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally.

1.26 “Merger Agreement”—the Plan of Merger, substantially in the form attached hereto as Exhibit I, providing for the Merger.

1.27 “Merger”—the merger of Interim with and into Sumner, with Sumner being the Resulting Institution.

1.28 “Minimum Net Worth”— an equity book value in Sumner of $11,659,000.

1.29 “Minimum Net Worth Excess”—the total dollar amount by which the equity book value of Sumner as set forth in the Adjusted Closing Balance Sheet exceeds the Minimum Net Worth.

1.30 “Minimum Net Worth Shortfall”—the total dollar amount by which the equity book value of Sumner as set forth in the Adjusted Closing Balance Sheet is less than the Minimum Net Worth.

1.31 “1934 Act”—the Securities Exchange Act of 1934, as amended.

1.32 “OCC”—the Office of the Comptroller of the Currency.

1.33 “Per Share Merger Consideration”—the right to receive in cash an amount per share of Sumner Capital Stock equal to $10.04, without interest and subject to possible increase or reduction by any Minimum Net Worth Excess or Minimum Net Worth Shortfall, respectively, pursuant to Section 2.2(a)(ii).

1.34 “Person”—any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company or unincorporated association.

1.35 “Professional Fees”—the total dollar amount of all accounting, legal, valuation, investment banking, financial advisory or other similar fees incurred, or to be incurred, by Sumner in connection with the Merger which have not been paid and expensed prior to the Effective Date.

1.36 “Proxy Statement”—the proxy statement to be used by Sumner to solicit the approval of its shareholders of the transactions contemplated by this Agreement and the Merger Agreement.

1.37 “Regulatory Authorities”—collectively, any federal or state banking, insurance, securities or other governmental or regulatory authority whose approval is necessary to consummate the transactions contemplated by this Agreement.

1.38 “Resulting Institution”—Sumner upon consummation of the Merger.

1.39 “SEC”—the United States Securities and Exchange Commission.

1.40 “SEC Documents”—all reports, proxy statements, registration statements and other documents filed by any Warrantor Company pursuant to the Securities Laws.

1.41 “Securities Laws”—the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of the SEC under each of such acts.

1.42 “Shareholders Meeting”—the meeting of the shareholders of Sumner to be held pursuant to Section 7.1 of this Agreement, including any adjournments thereof.

1.43 “Subsidiaries”—all those corporations, banks, savings banks, associations and other entities of which the Person in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by such Person; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a fiduciary capacity, through a small business investment corporation or otherwise as an investment by an entity that invests in unaffiliated companies in the ordinary course of business.

1.44 “Sumner”—Sumner Bank & Trust, a Tennessee banking corporation.

1.45 “Sumner Capital Stock”—Sumner Common Stock and Sumner Convertible Perpetual Preferred Stock.

1.46 “Sumner Common Stock”—the common stock, par value $1.00 per share, of Sumner and the non-voting common stock, par value $5.00 per share of Sumner.

1.47 “Sumner Companies”—collectively, Sumner and all Sumner Subsidiaries.

1.48 “Sumner Convertible Perpetual Preferred Stock”—the perpetual preferred stock, par value $10.00 per share, of Sumner.

1.49 “Sumner-Heritage Merger”—the merger of Sumner with and into Heritage immediately after the Effective Date pursuant to and in accordance with the Sumner-Heritage Plan of Merger.

1.50 “Sumner SBLF Nonconvertible Preferred Stock”—the senior non-cumulative perpetual preferred stock, Series A, no par value per share, of Sumner, issued and sold to the U.S. Department of the Treasury (the “Treasury Department”) in connection with Sumner’s participation in the Small Business Lending Fund.

1.51 “Sumner Shareholders”—the holders of shares of Sumner Capital Stock.

1.52 “Sumner Stock Option Plan”—the Sumner Bank & Trust Stock Option Plan, dated April 26, 2005.

1.53 “Sumner Subsidiaries”—the Subsidiaries of Sumner, which shall include the Subsidiaries described in Schedule 5.3 of this Agreement, and any corporation or other entity that becomes a Subsidiary of Sumner prior to the Effective Date.

1.54 “Sumner Variable Monthly Mortgage Banking Net Income”—a monthly net income calculation attributable to Sumner’s mortgage banking business, in accordance with Sumner’s monthly income statement consistent with past practice, equal to the sum of (i) Other Mortgage Related Income, Mortgage Origination Income, Gain/Loss on Sale of Loans AFS and Undistributed Earnings of Legacy Lending Group, LLC, less (ii) total monthly Commissions paid, Commissions Accrued but not Paid, and Broker Fees to Legacy Lending Group, LLC. For

illustrative purposes, an example calculation of Sumner Variable Monthly Mortgage Banking Net Income is set forth on Schedule 1.54 hereto. Such calculation shall be provided to Heritage as soon as practicable after each month end, but not later than the third Tuesday of each month following the date of calculation.

1.55 “TBL”—Tennessee banking and general corporate laws, as applicable to Sumner.

1.56 “TDFI”—Tennessee Department of Financial Institutions.

1.57 “Warrantor”—HFBC, Heritage, Interim or Sumner, as the context shall require.

1.58 “Warrantor Companies”—the HFBC Companies or the Sumner Companies, as the context shall require.

1.59 “Warrantor Financial Statements”—the Financial Statements of each of HFBC and Sumner.

1.60 “Warrantor Subsidiaries”—the Subsidiaries of a Warrantor.

1.61 “1933 Act”—the Securities Act of 1933, as amended.

Other terms are defined as set forth below in this Agreement.

SECTION II.

CERTAIN TRANSACTIONS AND TERMS OF MERGER

2.1 Merger.

(a) The Merger. Subject to the terms and conditions of this Agreement and the Merger Agreement, at the Effective Date, Interim shall be merged with and into Sumner in accordance with this Agreement and the Merger Agreement. Sumner shall be the surviving entity of and Resulting Institution resulting from the Merger and, upon consummation of the Merger, shall become a wholly-owned subsidiary of Heritage. The Merger shall be consummated pursuant to the terms and conditions of (i) this Agreement, which has been approved and adopted by a majority of the members of the board of directors of each of HFBC, Heritage, Interim and Sumner, and (ii) the Merger Agreement, which has or will be approved and adopted by a majority of the members of the board of directors of each of Heritage, Interim and Sumner, by HFBC as the holder of all of the outstanding shares of Heritage Common Stock, and by Heritage as the sole shareholder of Interim.

(b) Sumner-Heritage Merger. It is further contemplated that, immediately after consummation of the Merger, Sumner shall be merged with and into Heritage pursuant to a Sumner-Heritage Plan of Merger substantially in the form attached hereto as Exhibit II (the “Sumner-Heritage Plan of Merger”). Heritage shall be the surviving bank resulting from the Sumner-Heritage Merger and shall be governed by the laws of the Commonwealth of Kentucky and applicable federal law. The Sumner-Heritage Plan of Merger sets forth the terms and conditions of the Sumner-Heritage Merger, which terms and conditions are incorporated herein and made a part of this Agreement by reference.

2.2 Determination of Per Share Merger Consideration; Exchange Procedures.

(a) Except for Dissenters’ Shares and as otherwise provided herein, at the Effective Date, each outstanding share of Sumner Capital Stock will be converted into the right to receive the Per Share Merger Consideration from Heritage, subject to adjustment as set forth below:

(i) Not more than fifteen (15) nor less than five (5) Business Days prior to the Effective Date, Sumner shall deliver to Heritage the Estimated Adjusted Closing Balance Sheet, which, for the avoidance of doubt, shall include net income estimated to have been earned by Sumner through and including the Effective Date, which shall be prepared in conformity with past practices and policies of Sumner and in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements, and which shall be adjusted to reflect the following adjustments, specifications and changes:

(a)	any realized or net unrealized gains or losses on securities sold by Sumner after June 30, 2012, shall be disregarded for purposes of determining the estimate of equity book value as disclosed on the Estimated Adjusted Closing Balance Sheet;

(b)	any write-downs of Sumner OREO held as of June 30, 2012, up to $1,100,000 shall be disregarded for purposes of determining the estimate of equity book value as disclosed on the Estimated Adjusted Closing Balance Sheet; provided, however, that any write-downs of Sumner OREO held as of June 30, 2012, in excess of $1,100,000 shall be deducted from the estimate of equity book value as disclosed on the Estimated Adjusted Closing Balance Sheet;

(c)	the Estimated Adjusted Closing Balance Sheet shall assume the conversion upon consummation of the Merger of the outstanding non-voting common stock of Sumner and the outstanding Sumner Convertible Perpetual Preferred Stock to an equal number of shares of Sumner common stock, and such shares of Sumner common stock shall on a pro forma basis be included in the estimate of equity book value as disclosed on the Estimated Adjusted Closing Balance Sheet; and

(d)	all Professional Fees incurred, or to be incurred, by Sumner through the Closing in connection with the Merger shall be deducted from the estimate of equity book value as disclosed on the Estimated Adjusted Closing Balance Sheet.

HFBC shall have the opportunity to review and comment on the Estimated Adjusted Closing Balance Sheet delivered by Sumner. The Estimated Adjusted Closing Balance Sheet, as may be revised to reflect any changes mutually agreed upon by HFBC and Sumner, is referred to as the “Adjusted Closing Balance Sheet.”

(ii) If the Adjusted Closing Balance Sheet discloses a Sumner equity book value equal to the Minimum Net Worth, there will be no adjustment to the Per Share Merger Consideration. If the Adjusted Closing Balance Sheet discloses a Minimum Net Worth Shortfall, the Per Share Merger Consideration shall be reduced by an amount equal to such Minimum Net Worth Shortfall divided by the total number of shares of Sumner Capital Stock outstanding, on a fully diluted basis, as of the Effective Date. If the Adjusted Closing Balance Sheet discloses a Minimum Net Worth Excess, the Per Share Merger Consideration shall be increased by $0.008 for every $25,000 of Minimum Net Worth Excess, rounded to the nearest $25,000 increment.

(b) Shares of Sumner Capital Stock that are held by any of the Sumner Companies (other than shares held in a fiduciary capacity other than for any of the Sumner Companies) shall not be considered to be outstanding as of the Effective Date and shall be cancelled (and not converted) by virtue of the Merger at the Effective Date without any further action by any party.

(c) At the Effective Date, HFBC shall deliver or cause to be delivered to the Exchange Agent, for the benefit of the Sumner Shareholders, cash funds in an amount sufficient for the Exchange Agent to make payment to the Sumner Shareholders of the aggregate Per Share Merger Consideration (as adjusted in accordance with Section 2.2(a)(ii)) into which the shares of Sumner Capital Stock shall have been converted in accordance with this Agreement.

(d) After the Effective Date, each holder of Sumner Capital Stock (other than Dissenters’ Shares), upon surrender of such holder’s Certificates in accordance herewith, will be entitled to receive the Per Share Merger Consideration (as adjusted in accordance with Section 2.2(a)(ii)) into which such holder’s shares of Sumner Capital Stock have been converted, less any applicable tax withholding. Until surrendered in accordance with this Agreement, each Certificate for Sumner Capital Stock will represent the Per Share Merger Consideration (as adjusted in accordance with Section 2.2(a)(ii)) into which the shares of Sumner Capital Stock represented thereby have been converted. Whether or not a Certificate for Sumner Capital Stock is surrendered, after the Effective Date it will not represent any interest in the Resulting Institution other than the right to receive the Per Share Merger Consideration (as adjusted in accordance with Section 2.2(a)(ii)).

(e) As soon as practicable after the Effective Date, but in no event later than ten (10) Business Days following the Effective Date, HFBC or the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration (as adjusted in accordance with Section 2.2(a)(ii)) into which the shares of Sumner Capital Stock represented by such Certificates shall have been converted pursuant to this Section 2.2. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore, a check representing that amount of cash to which such former holder of Sumner Capital Stock shall have become entitled pursuant to this Agreement and the Merger Agreement.

2.3 Sumner SBLF Nonconvertible Preferred Stock. Concurrently with consummation of the Merger, each share of Sumner SBLF Nonconvertible Preferred Stock issued and outstanding at the Effective Date shall be assumed by HFBC and exchanged for one share with an equal liquidation preference of preference securities of HFBC (the “HFBC Preferred Stock”). Any such HFBC Preferred Stock shall entitle holders thereof to dividends from the date of issuance of such HFBC Preferred Stock on terms that are equivalent to the terms set forth in Section 5(f) of the charter of Sumner, and shall have such other right, preferences, privileges and voting power, limitations and restrictions thereof, that are the same as the right, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Sumner SBLF Nonconvertible Preferred Stock issued and outstanding immediately prior to such exchange, taken as a whole. The exchange of the Sumner SBLF Nonconvertible Preferred Stock for shares of HFBC Preferred Stock shall be in accordance with the charter and other governing documents of Sumner, as amended, and in accordance with the terms of any securities purchase and/or other agreements pursuant to which such shares of Sumner SBLF Nonconvertible Preferred Stock were issued or required to be entered into in order to effect such exchange.

2.4 Sumner Stock Options. The Sumner Stock Option Plan shall continue in effect, but no new additional options shall be available for grant or award thereunder, after the date hereof. At the Effective Date, each outstanding option to purchase Sumner Capital Stock under the Sumner Stock Option Plan (each a “Sumner Option”), whether vested or unvested immediately prior to the Effective Date, shall be cancelled and converted into the right to receive an amount from HFBC in cash equal to the product of (a) the positive difference, if any, between the Per Share Merger Consideration (as adjusted in accordance with Section 2.2(a)(ii)) minus the per share exercise price of such Sumner Option multiplied by (b) the number of shares of Sumner Capital Stock issuable upon the exercise of such Sumner Option immediately prior to the Effective Date, which amount shall be paid by HFBC to the holder of such Sumner Option as soon as reasonably practicable after the Effective Date, but in no event later than ten (10) Business Days after the Effective Date. In the event the per share exercise price of any Sumner Option is equal to or greater than the Per Share Merger Consideration (as adjusted in accordance with Section 2.2(a)(ii)), such Sumner Option shall be cancelled for no consideration.

SECTION III.

CLOSING AND EFFECTIVE DATE

3.1 Time and Place of Closing; Effective Date.

(a) The Closing will take place at a mutually agreed upon time and on a mutually agreed upon Business Day within thirty days (30) days subsequent to the latter of (i) the date that is the required number of days after the date of the order of Sumner’s primary federal regulator approving the Merger pursuant to the FBL, (ii) the effective date (including and taking into account the expiration of any applicable waiting period) of the order of the final federal or state regulatory agency approving the Merger, and (iii) the date on which the Sumner Shareholders approve this Agreement; or such other date as the parties hereto may mutually agree (such time and date being the

“Effective Date”). If all conditions in Section VIII hereof are satisfied, or waived by the party entitled to grant such waiver, at the Effective Date (i) the parties shall each provide to the others such proof of satisfaction of the conditions in Section VIII as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates, letters and opinions required by Section VIII shall be delivered, (iii) the appropriate officers of the parties shall execute, deliver and acknowledge the Merger Agreement, and (iv) the parties shall take such further action, including (without limitation) filing the Merger Agreement, as is required to consummate the transactions contemplated by this Agreement and the Merger Agreement.

(b) If on any date established for the Closing all conditions in Section VIII hereof have not been satisfied or waived by each Warrantor entitled to grant such waiver, then HFBC and Heritage, on the one hand, and Sumner, on the other, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) days, as HFBC and Heritage, on the one hand, and Sumner, on the other, as applicable, shall select, but no such delay shall extend beyond the last date set forth in subparagraph (c) of Section 9.1 and no such delay shall interfere with the right of HFBC and Heritage, on the one hand, and Sumner, on the other, to declare a termination pursuant to Section IX. The Closing shall take place at the office of Heritage set forth in Section 10.7; provided, however, that the parties agree that the Closing may be handled by electronic means, including the electronic transmission of executed documents and/or signature pages in portable document format (PDF).

3.2 Effective Date. The Merger shall become effective at such date and time as is specified in the Merger Agreement.

SECTION IV.

MANAGEMENT AND RELATED MATTERS FOLLOWING MERGER

4.1 Board of Directors of Resulting Institution. At the Effective Date, by virtue of the Merger, the Board of Directors of the Resulting Institution shall consist of those persons serving as Directors of Sumner immediately prior to the Effective Date.

4.2 Management of Resulting Institution.

(a) At the Effective Date, by virtue of the Merger, the officers of the Resulting Institution shall consist of those persons serving as officers of Sumner immediately prior to the Effective Date.

(b) As of the date hereof, Heritage has entered into an employment agreement with Michael W. Cook, to be effective upon consummation of the Sumner-Heritage Merger.

4.3 Employees and Benefits.

(a) No payments or benefits to officers of Sumner in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code.

(b) As soon as practicable after the Effective Date, the HFBC Companies shall seek to provide the employees of the Sumner Companies who remain employed by the HFBC Companies after the Effective Date (collectively, the “Transferred Bank Employees”) with similar types and levels of employee benefits maintained by the HFBC Companies for their similarly situated employees, based upon functional responsibilities. The Transferred Bank Employees shall be given credit under each employee benefit plan, policy, program and arrangement maintained by the HFBC Companies after the Effective Date for their service with the Sumner Companies prior to the Effective Date for all purposes, including severance, vacation and sick leave, including eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, however, that accrued vacation taken subsequent to the Effective Date may be subject to such limitations as the HFBC Companies may reasonably require.

(c) The HFBC Companies shall make all reasonable efforts within the parameters of their health insurance plans to honor any deductible or out-of-pocket expenses incurred under the applicable health insurance plans maintained by the Sumner Companies as of the Effective Date.

4.4 Indemnification and Insurance.

(a) Heritage acknowledges and agrees that, by virtue of the Sumner-Heritage Merger and as the resulting institution of the Sumner-Heritage Merger, it will succeed to the indemnification and other obligations of Sumner under Section 9 of the charter of Sumner.

(b) HFBC and Heritage will, to the extent permitted by applicable law, defend, indemnify and hold harmless the Sumner Companies, and each of their respective directors, officers, members, managers, employees and agents, and each controlling Person of Sumner within the meaning of the 1933 Act, against any claims, suits, proceedings, investigations or other actions (“Claims”), and any related losses, damages, costs, expenses, liabilities or judgments (including without limitation reasonable attorneys’ fees and court costs), whether joint, several or solidary, and whether or not the same relate to any third-party claim, insofar as they arise out of or are based upon an untrue statement or alleged untrue statement of a material fact made in the Proxy Statement, or an omission or alleged omission therefrom of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and will reimburse each such Person promptly as the same are incurred for legal and other expenses reasonably incurred in connection with investigating or defending any such Claims; provided that HFBC and Heritage will not be liable to the extent that any such Claim arises out of or is based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information furnished to HFBC and Heritage by any Sumner Company or, with respect to any indemnified Person, by that Person.

(c) Any indemnified Person wishing to claim indemnification under this Section 4.4, upon learning of any claim, shall notify HFBC and Heritage thereof in writing as promptly as is practicable; provided, however, that failure to so notify HFBC and Heritage shall not relieve HFBC and Heritage from any liability that would otherwise arise under this Section 4.4 except to the extent such failure actually and materially prejudices HFBC or Heritage. HFBC and Heritage shall have the right to assume the defense thereof and shall not be liable for any expenses subsequently incurred by such indemnified Person in connection with the defense thereof, except that if HFBC and Heritage do not assume or continue to diligently pursue such defense, or counsel for the indemnified Person advises in writing of issues that raise conflicts of interest between HFBC and Heritage and the indemnified Person, then the indemnified Person may retain counsel satisfactory to such Person (and reasonably satisfactory to HFBC) at HFBC’s and Heritage’s expense; provided, however, that (i) HFBC and Heritage shall not be obligated to pay for more than one counsel for all indemnified Persons in any jurisdiction except as may be required due to conflicts of interest; (ii) the indemnified Persons will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such claim; and (iii) HFBC and Heritage shall not be liable for any settlement effected without the prior written consent of HFBC, which consent may be withheld unless such settlement is reasonable in light of such claims, actions, suits, proceedings or investigations against, and defenses available to, such indemnified Person.

(d) For a total premium not to exceed $50,000, HFBC or Heritage shall purchase a directors and officers liability insurance policy covering the directors and officers of Sumner for the period beginning on the Effective Date and ending on the sixth anniversary of the Effective Date, which policy shall, at a minimum, provide coverage in such amounts and against such risks as the directors and officers liability insurance policy maintained by Sumner as of the date of this Agreement. Any premium payments in excess of such amount shall be expensed and deducted from the Minimum Net Worth.

(e) If HFBC or Heritage or any of their successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other Person or entity and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation, merger or transaction or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person or entity, then, and in each such case, proper provisions will be made so that the surviving corporation or entity or transferee and its successors and assigns assume the obligations of HFBC and Heritage set forth in this Agreement.

SECTION V.

REPRESENTATIONS AND WARRANTIES

Each Warrantor hereby represents and warrants to each other Warrantor, to the extent pertaining to itself, except where any representation and warranty is specifically limited, and subject to the materiality standard set forth in Section 5.21 hereof, that:

5.1 Organization, Standing, and Authority. The Warrantor is a corporation or banking association duly organized, validly existing, and in good standing under the laws of the State of Delaware, State of Tennessee or federal law, as applicable, and is duly qualified to do business and in good standing in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. The Warrantor has corporate power and authority to carry on its business as now conducted, to own, lease and operate its assets, properties and business, and to execute and deliver, and to perform its obligations under, this Agreement. As of the date hereof, HFBC is duly registered as a savings and loan holding company under the HOLA. As of the Effective Date, HFBC shall be duly registered as a bank holding company under the BHC Act. The Warrantor has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted. Each of Heritage and Sumner is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2 Sumner Capital Stock.

(a) The authorized, issued and outstanding Sumner Capital Stock as of the date of this Agreement, the number of shares of Sumner Capital Stock reserved for issuance under the Sumner Stock Option Plan as of such date and the number of shares of Sumner Capital Stock that are subject to outstanding options and warrants as of such date are set forth in Schedule 5.2 attached hereto. All of the issued and outstanding shares of capital stock of Sumner are duly and validly authorized and issued and are fully paid and non-assessable. None of the outstanding shares of the capital stock of Sumner has been issued in violation of any preemptive rights of the current or past shareholders of Sumner.

(b) Except as set forth in Section 5.2(a), Section 6.1(e), Schedule 5.2 or Schedule 6.1(e), there are, as of the date of this Agreement, and will be, at the Effective Date, no shares of Sumner Capital Stock or other equity securities of Sumner outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for shares of the capital stock of Sumner or contracts, commitments, understandings or arrangements by which Sumner is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

5.3 Sumner Subsidiaries. Schedule 5.3 lists all of the Sumner Subsidiaries as of the date of this Agreement. No equity securities of any of the Sumner Subsidiaries are or may become required to be issued (other than to Sumner) by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for shares of the capital stock of any Sumner Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Sumner Subsidiary is bound to issue (other than to Sumner) additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Except as set forth in Schedule 5.3, there are no contracts, commitments, understandings or arrangements by which any of the Sumner Companies is or may be bound to sell or otherwise transfer any shares of the capital stock of any Sumner Subsidiary, except for a transfer to any of the Sumner Companies, and there are no contracts, commitments, understandings or arrangements relating to the rights of any Sumner Company to vote or to dispose of such shares. Except as provided by the TBL, all of the shares of capital stock of each Sumner Subsidiary held by Sumner or a Sumner Subsidiary are fully paid and non-assessable and are owned by Sumner or a Sumner Subsidiary free and clear of any claim, lien or encumbrance. Except as set forth on Schedule 5.3, each Sumner Subsidiary is either a state bank, a corporation, or a limited liability company and is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

Each Sumner Subsidiary has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, and has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted.

5.4 Authority.

(a) The execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated herein or therein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of the Warrantor, subject in the case of Sumner to the approval of the shareholders of Sumner to the extent required by applicable law or the charter or bylaws of Sumner. This Agreement and the Merger Agreement, subject to any requisite approval by Sumner’s shareholders hereof and thereof, represent valid and legally binding obligations of the Warrantor, enforceable against the Warrantor in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Subject, as to Sumner only, to receipt of the requisite approval(s) of the Sumner shareholders, neither the execution and delivery of this Agreement or the Merger Agreement by the Warrantor nor the consummation by the Warrantor of the transactions contemplated herein or therein, nor compliance by any Warrantor Company with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of the charter or articles of incorporation or by-laws of any Warrantor Company, or (ii) except as set forth on Schedule 5.4(b), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or assets of any Warrantor Company pursuant to, any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any Warrantor Company is a party or by which any Warrantor Company or any of its properties or assets may be subject, except for any such breach, default, right of termination, cancellation or acceleration or lien, charge or encumbrance that, individually or in the aggregate with all other such breaches, defaults, rights of termination, cancellation or acceleration or liens, charges or encumbrances, would not have a Material Adverse Effect, or (iii) subject to receipt, making, and/or giving of the requisite approvals, authorizations, filings, registrations and notifications referred to in Section 8.1(b) of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the Warrantor Companies or any of their properties or assets.

(c) Other than in connection or compliance with the provisions of applicable state corporate and securities laws and the rules and regulations thereunder and the Securities Laws, and other than consents, authorizations, approvals or exemptions required from Regulatory Authorities, no notice to, filing with, authorization of, exemption by or consent or approval of any public body or authority is necessary for the consummation by the Warrantor of the Merger and the other transactions contemplated by this Agreement or the Merger Agreement.

(d) The Board of Directors of the Warrantor (at a meeting duly called and held prior to the execution of this Agreement) has by requisite vote (i) determined that the Merger is in the best interests of such Warrantor and, in the case of Sumner, its shareholder(s); (ii) authorized and approved this Agreement, the Merger Agreement, and the transactions contemplated hereby and thereby, including the Merger; and (iii) in the case of Sumner, directed that this Agreement be submitted for consideration by Sumner’s shareholders at the Shareholders Meeting.

5.5 HFBC and Sumner Financial Statements; Accounting. Prior to the execution of this Agreement, each of HFBC and Sumner has delivered to the other its Financial Statements as of and for the period ended September 30, 2012, and each of HFBC and Sumner will promptly deliver to the other, when available, copies of such Warrantor’s Financial Statements in respect of periods ending after September 30, 2012. Each of the Warrantor Financial Statements (as of the dates thereof and for the periods covered thereby): (i) is (and, in the case of Warrantor Financial Statements in respect of periods ending after September 30, 2012, will be) in accordance with the books and records of the Warrantor Companies, which have been and will continue to be maintained in accordance with GAAP (except as permitted by Regulation S-X of the SEC), in all material respects, and (ii) except as permitted by Regulation S-X of the SEC, presents (and, in the case of Warrantor Financial Statements in respect of periods ending after September 30, 2012, will present) fairly the consolidated financial position and the consolidated results of operations, changes in stockholders’ equity and cash flows of the Warrantor Companies as of the dates and for the periods indicated, in all material respects, in accordance with GAAP applicable to banks or bank holding companies applied on a basis consistent with prior periods (subject in the case of interim financial statements to normal year-end adjustments).

5.6 Sumner Absence of Undisclosed Liabilities. Except as set forth in Schedule 5.6, none of the Sumner Companies has any obligation or liability (contingent or otherwise) that is material, either individually or in the aggregate, to the financial condition, results of operations or, to the knowledge of Sumner, business prospects of the Sumner Companies on a consolidated basis, or that when combined with all similar obligations or liabilities would, either individually or in the aggregate, be material to the financial condition, results of operations or, to the knowledge of Sumner, business prospects of the Sumner Companies on a consolidated basis, except (i) as reflected in the Sumner Financial Statements delivered prior to the date of this Agreement, (ii) as reflected by this Agreement, or (iii) for commitments and obligations made, or liabilities incurred, since September 30, 2012, in the ordinary course of its business consistent with past practices.

5.7 Sumner Tax Matters.

(a) All material federal, state, local and foreign tax returns required to be filed by or on behalf of any of the Sumner Companies have been timely filed or requests for extensions in respect thereof have been timely filed, granted and have not expired. All taxes for the periods covered by such returns have been paid or adequately reserved for, whether or not shown as due on such returns. There is no audit examination, deficiency, refund litigation or matter in controversy with respect to any taxes, except as reserved against in the Sumner Financial Statements or as set forth on Schedule 5.7(a). All taxes, interest, additions and penalties which are material in amount and which are due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

(b) Except as set forth on Schedule 5.7(b), none of the Sumner Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

(c) Adequate provision for any federal, state, local or foreign taxes due or to become due for any of the Sumner Companies for any period or periods through and including September 30, 2012, has been made and is reflected in the Sumner Financial Statements, and will be made through and including the Effective Date, excluding any federal or state income taxes arising from or imposed as a result of the Merger.

(d) Deferred taxes of the Sumner Companies have been provided for in accordance with GAAP.

5.8 Sumner Loans, Reserves, and Investments.

(a) All loans, discounts and financing leases in which the Sumner Companies are lessor (collectively, “Credits”) reflected in the Sumner Financial Statements were, as of the respective dates of such Financial Statements (i) made for adequate consideration in the ordinary course of business, (ii) evidenced by instruments that, to the knowledge of Sumner, were true and genuine, and (iii) if secured, secured by valid perfected security interests. Accurate lists of all such Credits of the Sumner Companies and of the investment portfolios of the Sumner Companies as of the date of the latest Financial Statements of Sumner delivered on or prior to the date of this Agreement have been made available to Heritage.

(b) The aggregate allowances for losses on Credits and other real estate and foreclosed assets owned reflected on the latest Sumner Financial Statement delivered on or prior to the date of this Agreement were, as of the date of such Financial Statements, adequate in accordance with regulatory guidelines and GAAP in all material respects.

5.9 Sumner Properties and Insurance. Except as set forth on Schedule 5.9 or as reserved against in the Sumner Financial Statements, the Sumner Companies have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equities of any character, to all of the material properties and assets, tangible or intangible, reflected in the Sumner Financial Statements as being owned by the Sumner Companies as of the dates thereof. To the knowledge of Sumner, (a) all buildings and all fixtures, equipment and other property and assets which are material to the Sumner Companies’ business on a consolidated basis and are held under leases or subleases by any of the Sumner Companies are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought); and (b) the policies of fire, theft, liability, fidelity and other insurance maintained with respect to the assets or businesses of the Sumner Companies provide adequate coverage against loss.

5.10 Compliance with Laws. Except as set forth in Schedule 5.10, the Warrantor:

(a) Is in compliance in all material respects with all laws, rules, regulations, reporting and licensing requirements and orders applicable to its business or to the employees conducting its business;

(b) Has received no notification or communication from any Regulatory Authority (i) threatening to revoke any license, franchise, permit or governmental authorization which is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor Companies on a consolidated basis or the ability of the Warrantor to consummate the transactions contemplated under this Agreement or the Merger Agreement, or (ii) requiring any of the Warrantor Companies (or any of their officers, directors or controlling Persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(c) Has complied in all material respects with the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory.”

5.11 Employee Benefit Plans.

(a) (i) The Warrantor has delivered or made available to the other Warrantors, prior to the execution of this Agreement, copies of each pension, retirement, profit sharing, supplemental or excess retirement, stock option, stock purchase, savings, employee stock ownership, restricted stock, phantom stock, stock ownership, life insurance, disability, vacation pay, severance pay (including, without limitation change of control or golden parachute arrangements), incentive, deferred compensation, bonus or benefit arrangement, health or hospitalization program, fringe benefit or perquisite arrangement or other similar plan as in effect on the date of this Agreement, including, without limitation, any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA, in respect of any of the present or former directors, officers, employees or independent contractors of, or dependents, spouses or other beneficiaries of any of such directors, officers, employees or independent contractors of, any of the Warrantor Companies (collectively, the “Warrantor Benefit Plans”), and (ii) Sumner has delivered or made available to Heritage, prior to the execution of this Agreement, copies of each employment, change in control, severance or consulting agreement as in effect on the date of this Agreement which provides any benefit or perquisites to or in respect of any of the present or former directors or officers of, or dependents, spouses or other beneficiaries of any of such directors or officers of, any of the Sumner Companies, which employment and consulting agreements are, with respect to Sumner, included in the term “Warrantor Benefit Plans” as defined above. Any of the Warrantor Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Warrantor ERISA Plan.” No Warrantor Company has participated in or been a member of, and no Warrantor Benefit Plan is or has been, a multi-employer plan within the meaning of Section 3(37) of ERISA. Except as set forth on Schedule 5.11(a), the Warrantor Benefit Plans of Sumner and its Subsidiaries are terminable on their terms without penalty or payment except for accrued and vested benefits thereunder.

(b) All Warrantor Benefit Plans comply in all material respects with the applicable provisions of ERISA and the Code, and any other applicable laws, rules and regulations the breach or violation of which could result in a liability, either individually or in the aggregate, material to the financial condition, results of operations or prospects of the Warrantor Companies on a consolidated basis. With respect to the Warrantor Benefit Plans, no event has occurred and, to the knowledge of the Warrantor’s senior executive officers, there exists no condition or set of circumstances in connection with which any of the Warrantor Companies could be subject to any material liability (except liability for severance payments, benefit claims, Pension Benefit Guaranty Corporation premiums, and funding obligations payable in the ordinary course). No notice of a “reportable event,” as that term is defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Warrantor ERISA Plan which is subject to Title IV of ERISA within the 12-month period ending on the date of this Agreement. None of the Warrantor Companies has provided, or is required to provide, security to any Warrantor ERISA Plan which is subject to Title IV of ERISA pursuant to Section 401(a)(20) of the Code.

(c) Except as set forth on Schedule 5.11(c), no Warrantor ERISA Plan which is subject to Title IV of ERISA has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of each such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated as of the date of this Agreement in accordance with all applicable legal requirements.

5.12 Sumner Material Contracts. Schedule 5.12 lists each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) which any Sumner Company is a party to or bound by. No Sumner Company is in default under any such material contract, and, to the knowledge of Sumner, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

5.13 Sumner Legal Proceedings. Except as set forth on Schedule 5.13, there are no actions, suits or proceedings instituted, pending or, to the knowledge of Sumner, threatened against any of the Sumner Companies, or affecting any property, asset, interest or right of any of them.

5.14 Sumner Absence of Certain Changes or Events. Since January 1, 2012, the Sumner Companies, taken as a whole on a consolidated basis, have not suffered any change in any respect that has had or is reasonably likely to have a Material Adverse Effect.

5.15 Reports. Since December 31, 2009, or, with respect to each Warrantor Subsidiary, the date of its acquisition or formation by the Warrantor if later than December 31, 2009, each of the Warrantor Companies has filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Federal Reserve, (iii) the Federal Deposit Insurance Corporation, (iv) the former Office of Thrift Supervision, (v) the Office of the Comptroller of the Currency, and (vi) any applicable state banking, insurance, securities or other regulatory authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and statements filed before the date of this Agreement), each of such reports and statements, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were made not misleading.

5.16 Sumner Statements True and Correct. None of the information supplied or to be supplied by Sumner for inclusion in (i) the Proxy Statement, and (ii) any documents to be filed with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed, and, with respect to the Proxy Statement, when first mailed to the shareholders of Sumner, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading. All documents that HFBC is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby or by the Merger Agreement will comply in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws.

5.17 Sumner Environmental Matters.

(a) Except as set forth on Schedule 5.17(a), to the knowledge of Summer, Sumner and each Sumner Subsidiary (for purposes of this Section 5.17, the term “Sumner Subsidiary” shall include small business investment corporations and entities that invest in unaffiliated companies in the ordinary course of business in which Sumner owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by Sumner), the Participation Facilities, the Loan Properties and the Trust Properties (each as defined below) are in compliance in all material respects with all applicable laws, rules, regulations and standards, and all requirements of the United States Environmental Protection Agency (“EPA”) and of state and local agencies with jurisdiction over pollution or protection of health or the environment.

(b) Except as set forth on Schedule 5.17(b), to the knowledge of Sumner, there is no suit, claim, action or proceeding, pending or threatened, before any court, governmental agency, board or other forum pursuant to which Sumner or any of the Sumner Subsidiaries or any Loan Property, Participation Facility or Trust Property (or in respect of such Loan Property, Participation Facility or Trust Property) has been or, with respect to threatened proceedings may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at or on any site owned (including as trustee), leased or operated by it or any of its subsidiaries or any Loan Property, Participation Facility or Trust Property.

(c) Except as set forth on Schedule 5.17(c), to the knowledge of Sumner, there is no reasonable basis for any suit, claim, action or proceeding of a type described in Section 5.17(b).

(d) During the period of (i) Sumner’s or any of the Sumner Subsidiaries’ ownership (including as trustee) or operation of any of their respective current properties, (ii) Sumner’s or any of the Sumner Subsidiaries’ participation in the management of any Participation Facility, (iii) Sumner’s or any of the Sumner Subsidiaries’ holding of a security interest in a Loan Property, or (iv) Sumner’s or any of the Sumner Subsidiaries’ acting as a trustee or fiduciary with respect to a Trust Property, to the knowledge of Sumner, there has been no release of Hazardous Material or oil in, on, under or affecting such property, Participation Facility, Loan Property or Trust Property.

(e) The following definitions apply for purposes of this Section 5.17: (i) “Loan Property” means any property in which Sumner (or a Sumner Subsidiary) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (ii) “Participation Facility” means any property in which Sumner (or a Sumner Subsidiary) participates in the management of such property and, where required by the context, includes the owner or operator of such property, but only with respect of such property; (iii) “Trust Property” means any property with respect to which Sumner (or a Sumner Subsidiary) acts or has acted as a trustee or other fiduciary, directly or indirectly, and includes any trust or similar legal vehicle that owns or controls (or that owned or controlled) such property and, where required by the context, includes the trustee or other fiduciary, but only with respect to such property; and (iv) “Hazardous Material” means any pollutant, contaminant or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any similar federal, state or local law.

5.18 Knowledge as to Conditions. On the date of this Agreement, the Warrantor knows of no reason why the approvals, authorizations, filings, and notices contemplated by Section 8.1(b) should not be obtained without the imposition of any material and adverse condition or restriction.

5.19 Sumner Labor Matters. Neither Sumner nor any of the Sumner Companies is a party to, or is bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor organization, nor is Sumner or any of the Sumner Companies the subject of any proceeding asserting that Sumner or any Sumner Company has committed an unfair labor practice or seeking to compel Sumner or any Sumner Company to bargain with any labor union or labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving Sumner or any of the Sumner Companies pending or, to the knowledge of Sumner, threatened.

5.20 Opinion of Sumner Financial Advisor. Sumner will promptly deliver to Heritage and HFBC solely for informational purposes a copy of the opinion the Board of Directors of Sumner has received from Sumner’s financial advisor, Houlihan Lokey Capital, Inc., dated prior to or the date of this Agreement, to the effect that, as of the date of such opinion and subject to the various assumptions and qualifications set forth therein, the Per Share

Merger Consideration to be received by holders of Sumner Capital Stock is fair, from a financial point of view, to such holders.

5.21 Ability to Consummate. There is no claim, action, suit or proceeding instituted, pending or, to the knowledge of the HFBC Companies or Sumner, threatened against any of the HFBC Companies or Sumner or affecting any of their properties or assets, and no HFBC Company nor Sumner is a party or subject to or bound by any order, agreement or understanding, in either case which restricts or would be reasonably likely to restrict the ability of HFBC, Heritage, Interim or Sumner to perform its obligations under this Agreement or to consummate the transactions contemplated hereby. HFBC, Heritage, Interim and Sumner have the financial and other resources to perform their obligations under and to consummate the transactions contemplated by this Agreement, the Merger Agreement and the Sumner-Heritage Plan of Merger.

5.22 Materiality. No representation or warranty by a Warrantor contained in this Section V shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Section V, as applicable, there is or is reasonably likely to be a Material Adverse Effect, except that the representatives and warranties in Sections 5.1, 5.2, 5.4 and 5.21 shall be true and correct in all respects. Sumner’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with this Agreement or a written request of Heritage or HFBC.

SECTION VI.

COVENANTS AND AGREEMENTS

Each of the parties to this Agreement hereby covenants and agrees with the other parties as follows:

6.1 Conduct of Business – Negative Covenants. From the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, Sumner will not do, or agree or commit to do, and will cause each of its Subsidiaries not to do or agree to commit to do, any of the following without the prior written consent of a duly authorized officer of HFBC or Heritage, which consent will not be unreasonably withheld or delayed:

(a) Amend its charter or by-laws, or

(b) Impose, or suffer the imposition, on any share of stock held by it or by one of its Subsidiaries (other than in a fiduciary capacity), any material lien, charge or encumbrance, or permit any such material lien, charge or encumbrance to exist, or

(c) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or any securities convertible into any shares of its capital stock, except as provided for in or contemplated by this Agreement, or

(d) Except as expressly contemplated by this Agreement, acquire direct or indirect control over any corporation, association, firm or organization, other than in connection with (i) internal reorganizations or consolidations involving existing Subsidiaries, (ii) good faith foreclosures in the ordinary course of business, (iii) acquisitions of control by Sumner or a banking Subsidiary in a bona fide fiduciary capacity, (iv) investments made by small business investment corporations or by Subsidiaries that invest in unaffiliated companies in the ordinary course of business, or (v) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement, or

(e) Except as set forth on Schedule 6.1(e), sell or otherwise dispose of (i) any shares of capital stock of any Sumner Company, except for shares of Sumner Capital Stock sold or otherwise transferred to HFBC or any of its Subsidiaries or shares which may be issued upon the exercise of stock options outstanding under the Sumner Stock Option Plan on the date hereof; (ii) any substantial part of the assets or earning power of any Sumner

Company; or (iii) any material asset other than in the ordinary course of business for reasonable and adequate consideration, or

(f) Adjust, split, combine, or reclassify any capital stock of any Sumner Company or issue or authorize the issuance of any other securities in respect of or in substitution for Sumner Capital Stock, or

(g) Except as set forth on Schedule 6.1(g), incur any additional material debt obligation or other material obligation for borrowed money (other than (i) in replacement of existing short-term debt with other short-term debt, (ii) financing of banking related Subsidiary activities consistent with past practices, (iii) indebtedness of any of the Sumner Companies to another of the Sumner Companies or (iv) indebtedness of any of the Sumner Companies to any of their respective affiliates), except in the ordinary course of its business and the business of its Subsidiaries consistent with past practices (and such ordinary course of business shall include, but shall not be limited to, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements), or

(h) Grant any increase in compensation or benefits to its officers or employees, except for normal wage or salary increases in the ordinary course of business consistent with past practices as disclosed on Schedule 6.1(h); pay any bonus not in accordance with Schedule 6.1(h) or as set forth below, enter into any severance agreements with any of its directors or officers or the directors or officers of any of its Subsidiaries; grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors, or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law or, in the opinion of counsel, is necessary or advisable to maintain the tax qualification of any plan under which the retirement benefits are provided) that would materially increase the retirement benefit liabilities of the Sumner Companies on a consolidated basis, except that Sumner may continue to accrue year-end bonuses to employees (at the rate accrued through December 31, 2012) through December 31, 2013 (the “Year-End Bonus”), or

(i) Except as contemplated by this Agreement or any of the agreements, documents or instruments contemplated hereby, or as set forth on Schedule 6.1(i), amend any existing employment, severance or similar contract between it or any of its Subsidiaries and (unless such amendment is required by law), or enter into any new such contract with, any person, or

(j) Except as contemplated by this Agreement or any of the agreements, documents or instruments contemplated hereby, or as set forth in Schedule 6.1(j), adopt any new employee benefit plan of any Sumner Company or make any material change in or to any existing employee benefit plan of any Sumner Company, other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or

(k) Charge off (except as may otherwise be required by law or by Regulatory Authorities or by GAAP consistently applied) any material Credit, or make or enter into any commitments to make any Credit which varies materially from its written credit policies, copies of which have been made available to HFBC.

6.2 Conduct of Business—Affirmative Covenants. Unless the prior written consent of the other Warrantor shall have been obtained, except as otherwise contemplated or permitted hereby or as set forth on Schedule 6.2, each Warrantor shall and shall cause its Subsidiaries to operate its business only in the ordinary course of business of such Warrantor and its Subsidiaries consistent with past practices, to preserve intact its business organizations and assets and maintain its rights and franchises, and to take no action which would (i) adversely affect the ability of any Warrantor to obtain any necessary approvals of Regulatory Authorities required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the second sentence of Section 8.1(b) of this Agreement, (ii) adversely affect the ability of such Warrantor to perform its obligations under this Agreement and the Merger Agreement, or (iii) cause or permit a breach of any of its covenants hereunder or cause or permit any representation or warranty of it hereunder to become untrue in any material respect, as if each such representation and warranty were continuously made from the date hereof.

6.3 Adverse Changes in Condition. Each Warrantor shall give written notice promptly to the other Warrantors concerning (i) any event which has had, or is reasonably likely to have, a Material Adverse Effect on such Warrantor, or (ii) the occurrence or impending occurrence of any event or circumstance known to such

Warrantor which would cause or constitute a material breach of any of the representations, warranties or covenants of such Warrantor contained herein or that would reasonably be expected to materially and adversely affect the timely consummation of the transactions contemplated hereby or under the Merger Agreement. Each Warrantor shall use its reasonable best efforts to prevent or to promptly remedy the same.

6.4 Investigation and Confidentiality.

(a) Prior to the Effective Date, each Warrantor will keep the other Warrantors promptly advised of all material developments relevant to its business and to the consummation of the Merger and may make or cause to be made such investigation, if any, of the business, properties, operations and financial and legal condition of the other Warrantors and their Subsidiaries as such Warrantor reasonably deems necessary or advisable to familiarize itself and its advisors with such business, properties, operations and condition, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. Each Warrantor agrees to furnish the other Warrantors and the other Warrantors’ respective advisors with such financial and operating data and other information with respect to its business, properties and employees as the other Warrantors shall from time to time reasonably request. No investigation by one Warrantor shall affect the representations and warranties of the other Warrantors and, subject to Section 9.3 of this Agreement, each such representation and warranty shall survive any such investigation. Each Warrantor agrees to furnish the other Warrantors with all information necessary to expedite pre-conversion planning and implementation. Each Warrantor shall maintain the confidentiality of all confidential information furnished to it by the other Warrantors in accordance with the terms of the confidentiality agreement dated January 11, 2013 among the Warrantors (the “Confidentiality Agreement”).

(b) Notwithstanding anything herein to the contrary, except as reasonably necessary to comply with applicable securities laws, each party to this Agreement (and each employee, representative, or other agent of such party) may (i) consult any tax advisor regarding the U.S. federal income tax treatment or tax structure of the transactions contemplated hereby and (ii) disclose to any and all Persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to the taxpayer relating to such tax treatment and tax structure. For this purpose, “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated hereby and does not include information relating to the identity of the parties.

6.5 Reports. Each Warrantor shall, and shall cause its Subsidiaries to, file all reports required to be filed by such Warrantor or its Subsidiaries with any Regulatory Authority, and shall deliver to the other Warrantors copies of all such reports promptly after the same are filed.

6.6 Dividends. From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, Sumner will not declare or pay any dividend or other distribution to its shareholders, other than dividends payable by Sumner on the Sumner SBLF Nonconvertible Preferred Stock.

6.7 Capital Stock. Except as otherwise contemplated by this Agreement (including Section 6.1(e) hereof), or as set forth on Schedule 6.7, without the prior written consent of HFBC or Heritage, from the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, Sumner shall not, and shall not enter into any agreement to, issue, sell, or otherwise permit to become outstanding any additional shares of Sumner Capital Stock or any other capital stock of Sumner, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock.

6.8 Certain Actions.

(a) Subject to Section 6.8(d), each Warrantor agrees that, from the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, neither it nor any of its Subsidiaries or affiliates, nor any of the officers or directors of it or its Subsidiaries or affiliates shall, and that it shall cause its and its Subsidiaries’ and affiliates’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries regarding or the making of any Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement, or propose publicly or agree to do any of the foregoing, related to any Acquisition Proposal.

(b) Each Warrantor agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal, informing them that such Warrantor’s Board of Directors no longer seeks the making of any Acquisition Proposals.

(c) Each Warrantor agrees that it will use reasonable efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 6.8.

(d) Notwithstanding the provisions of Section 6.8(a) above, if any Person after the date of this Agreement submits to Sumner’s Board of Directors an unsolicited, bona fide, written Acquisition Proposal, and Sumner’s Board of Directors reasonably determines in good faith, after receipt of advice from outside legal counsel that the failure to engage in discussions with such Person concerning such Acquisition Proposal would likely cause Sumner’s Board of Directors to breach its fiduciary duties to Sumner and its shareholders, and after consultation with a nationally recognized financial advisor, then, in such case, (i) Sumner may (A) furnish information about its business to such Person under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Person, provided that Sumner must contemporaneously furnish to HFBC all such non-public information furnished to such Person, and (B) negotiate and participate in discussions and negotiations with such Person; and (ii) if Sumner’s Board of Directors determines that such an Acquisition Proposal is a Superior Proposal (defined below), Sumner’s Board of Directors may (subject to the provisions of this Section 6.8) either (A) withdraw or adversely modify its approval or recommendation of this Agreement and the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, (i) at any time after five (5) Business Days following HFBC’s receipt of written notice (a “Notice of Superior Proposal”) advising HFBC that Sumner’s Board of Directors has received a Superior Proposal, identifying the Person submitting the Superior Proposal, specifying the material terms and conditions of such Superior Proposal and enclosing a copy of the Acquisition Proposal, and (ii) subject to HFBC’s Right of First Refusal (defined below). In the event HFBC elects not to exercise the Right of First Refusal, Sumner shall provide HFBC with a final written notice of acceptance before accepting any Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash and/or securities, and otherwise on terms which Sumner’s Board of Directors reasonably determines (after receipt of advice from a financial advisor of nationally recognized reputation) are more favorable to Sumner’s shareholders (in their capacities as shareholders) from a financial point of view than the Merger after giving effect to the provisions of Section 9.2 (or other revised proposal submitted by HFBC). For the purposes of this Section 6.8(d), an Acquisition Proposal shall be “bona fide” if the Board of Directors of Sumner reasonably determines that the Person submitting such Acquisition Proposal is reasonably capable of consummating such Acquisition Proposal on the terms proposed.

(e) HFBC shall have the right for five (5) Business Days after receipt of a Notice of Superior Proposal to submit an Acquisition Proposal on terms not less favorable to Sumner than the terms of the Superior Proposal, which right of HFBC shall be paramount to the rights of the Person submitting the Superior Proposal (“Right of First Refusal”). If HFBC fails to exercise such Right of First Refusal within the time herein specified, Sumner shall be at liberty to accept the Superior Proposal, subject to the obligations of Sumner pursuant to Section 9.2 hereof.

6.9 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement and its fiduciary duties under applicable law, each Warrantor agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby. Each Warrantor shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain the consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement. This Section 6.9 shall not require any Warrantor to waive any condition to such Warrantor’s obligation to consummate the Merger.

6.10 Operating Functions. The Sumner Companies will cooperate with Heritage in connection with planning for the efficient and orderly combination of the parties and the operation of the business of Sumner after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date.

6.11 Support Agreements. Sumner has delivered or will deliver to Heritage on or prior to the date of this Agreement, Support Agreements from the directors of Sumner set forth on Schedule 6.11.

6.12 Sumner Deposits. From the date hereof until the Effective Date, Sumner shall consult with Heritage in establishing the rates paid by Sumner on its deposit accounts; provided that all final decisions as to the establishment of such rates shall rest with and be made by Sumner.

6.13 Sumner SBLF Nonconvertible Preferred Stock Assumption. Upon the consummation of the Merger, HFBC shall succeed, by assumption, exchange or otherwise, to all of the then-outstanding Sumner SBLF Nonconvertible Preferred Stock. HFBC and Heritage shall use their commercially reasonable efforts to take such action as is necessary or advisable on their part for HFBC to succeed, by assumption, exchange or otherwise, to all of the then-outstanding Sumner SBLF Nonconvertible Preferred Stock upon the consummation of the Merger. Sumner shall cooperate with HFBC and Heritage, and shall use its commercially reasonable efforts to provide for the succession by HFBC to the then-outstanding Sumner SBLF Nonconvertible Preferred Stock, and in such regard will notify the Treasury Department of the transactions contemplated by this Agreement and effect all filings necessary to obtain any requisite regulatory approval for HFBC’s succession to such Sumner SBLF Nonconvertible Preferred Stock.

6.14 Heritage Conversion. Heritage shall use its reasonable best efforts to convert, prior to the Effective Date, from a federal savings bank to a Kentucky state-chartered commercial bank with the corporate title “Heritage Bank,” and HFBC shall use its reasonable best efforts to convert, prior to the Effective Date, from a savings and loan holding company to a bank holding company duly registered as such under the BHC Act. Upon such conversions and registration, all references in this Agreement to the OCC and the HOLA shall be deemed to be references to the Kentucky Department of Financial Institutions and to the BHC Act, respectively.

SECTION VII.

ADDITIONAL AGREEMENTS

7.1 Sumner Shareholder Approval. Sumner shall call a Shareholders Meeting to be held as soon as reasonably practicable after execution of this Agreement for the purpose of Sumner’s shareholders considering and voting upon this Agreement and the transactions contemplated hereby, including the Merger. In connection with the Shareholders Meeting, (i) Sumner shall mail the Proxy Statement to its shareholders, (ii) each Warrantor shall furnish to the others all information concerning it and its Subsidiaries that the other Warrantors may reasonably request in connection with the Proxy Statement, and (iii) the Board of Directors of Sumner shall, subject to its fiduciary duties under applicable law and Section 6.8(d), recommend to its shareholders the approval of this Agreement and the Merger Agreement.

7.2 Filings with the State Offices. Promptly following, or contemporaneous with, the Effective Date, the parties to this Agreement will cause the Merger Agreement to be filed with the OCC and TDFI, and will cause to be made all such other filings as are required by the FBL and the TBL.

7.3 Press Releases. Prior to the Effective Date, HFBC shall be solely responsible for the form, substance and timing of any press release or other public disclosure materially related to this Agreement or any transaction contemplated hereby; provided, however, that (i) prior to any such press release or other public disclosure, HFBC shall consult with Sumner as to the form, substance and timing of such press release or other public disclosure; (ii)

nothing in this Section 7.3 shall be deemed to prohibit Sumner from making any communication with its shareholders, following consultation with HFBC regarding the substance of any such communication; and (iii) nothing in this Section 7.3 shall be deemed to prohibit any party hereto from making any disclosure which its counsel deems necessary or advisable in order to satisfy such party’s disclosure obligations imposed by law.

7.4 Applications. The Warrantors shall, and shall cause their Subsidiaries to, prepare and file applications with the appropriate Regulatory Authorities seeking the approvals necessary to consummate the transactions contemplated by this Agreement. The Warrantor(s) not preparing any such application shall have the right to review and approve, in advance of the filing of such application, all information relating to and characterizations of such Warrantor(s) in such application. Additionally, the Warrantor preparing any such application shall provide the other Warrantors’ with a reasonable opportunity to review and comment on such application prior to its filing. The Warrantors shall provide copies of all such filings to each other within two Business Days after such filings are made and shall promptly inform each other of all substantive regulatory contacts concerning the transactions contemplated by this Agreement.

7.5 Medical Claims. Sumner will use its reasonable efforts to cause its employees to submit all bills and receipts representing claims for reimbursement of medical expenses incurred prior to the Effective Date.

7.6 401(k) Plan. Prior to the Effective Date, the Sumner Board of Directors shall adopt a resolution providing that any Sumner 401(k) Plan or similar qualified plan (collectively, the “Plans”) shall terminate as of the Effective Date. Prior to the Effective Date, Sumner, and following the Effective Date, HFBC or Heritage, shall use their respective reasonable best efforts in good faith to obtain a favorable determination letter from the Internal Revenue Service, provided Heritage determines to pursue a favorable determination letter for the Plans (including, but not limited to, making such changes to the Plans and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter). Prior to the Effective Date, Sumner, and following the Effective Date, Heritage or HFBC, will adopt such amendments to the Plans as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination. Following the effective date of the Plans’ termination, neither Sumner, prior to the Effective Date, nor Heritage or HFBC, following the Effective Date, shall make any distribution from the Plans except as may be required by applicable law, or in accordance with the Plans’ terms in the ordinary course (e.g., due to retirements or terminations of employees), until receipt of such favorable determination letter. Any distributions may, at the recipient’s option, be rolled into a defined contribution plan of Heritage (or HFBC, as the case may be), subject to the discretion of Heritage or HFBC: (i) to reject any such rollover if it may reasonably jeopardize the qualified status of such Heritage or HFBC plan; and (ii) to reject non-cash rollovers or rollovers of plan loans. In the case of a conflict between the terms of this Section 7.6 and the terms of the Plans, the terms of the Plans shall control; provided, however, in the event of any such conflict, Sumner, before the Effective Date, and Heritage or HFBC, after the Effective Date, shall use their reasonable best efforts to cause the Plans to be amended to conform to the requirements of this Section 7.6. Additionally, the Plans’ trustees shall resign and Heritage or HFBC shall appoint new trustees of the Plans as of the Effective Date.

SECTION VIII.

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1 Conditions Precedent to Obligation of All Warrantors to Consummate. The obligation of each Warrantor to consummate (and, in the case of HFBC, to cause Heritage and Interim to consummate) the transactions contemplated by this Agreement, including the Merger, is subject to the satisfaction of each of the following conditions, unless waived by such party pursuant to Section 10.5 of this Agreement:

(a) Shareholder Approval. The shareholders of Sumner shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by law and by the provisions of the governing instruments of Sumner, and Sumner shall have furnished to Heritage a certificate duly executed by the Secretary of Sumner certifying as to the same. Holders of not more than 10% of the outstanding Sumner Capital Stock shall have exercised statutory rights of dissent and appraisal pursuant to the TBL.

(b) Consents and Approvals. All material approvals and authorizations of, filings with, and notifications to all Regulatory Authorities required for the consummation of the Merger and for the prevention of any termination of any material right, privilege, license or agreement of any Warrantor Company shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. Any approval obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall not contain any non-standard term or condition which in the reasonable judgment of the Board of Directors of HFBC so materially and adversely affects the economic or business assumptions of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger. To the extent that any lease, license, loan or financing agreement or other contract or agreement to which any Warrantor Company is a party requires the consent of or a waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained, unless the failure to obtain such consent or waiver would not, following the Merger, have a Material Adverse Effect on the Resulting Institution.

(c) Legal Proceedings. No Warrantor shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction, and no law, rule or regulation shall be in effect, which enjoins or prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) Sumner SBLF Nonconvertible Preferred Stock. HFBC, Heritage and Sumner shall have taken all actions necessary to provide for, and shall have received all regulatory approvals required for, the exchange of the then-outstanding Sumner SBLF Nonconvertible Preferred Stock for shares of HFBC Preferred Stock pursuant to Section 2.3 of this Agreement, all in accordance with the charter and other governing documents of Sumner, as amended, and in accordance with the terms of any securities purchase and/or other agreements pursuant to which such shares of Sumner SBLF Nonconvertible Preferred Stock were issued or required to be entered into in order to effect such exchange.

(e) Heritage Conversion. Heritage shall have converted from a federal savings bank to a Kentucky-chartered commercial bank with the corporate title “Heritage Bank,” and HFBC shall be duly registered as a bank holding company under the BHC Act.

8.2 Conditions Precedent to Obligation of HFBC, Heritage and Interim to Consummate. The obligation of each of HFBC, Heritage and Interim to consummate (and, in the case of HFBC, to cause Heritage and Interim to consummate) the transactions contemplated by this Agreement, including the Merger, is subject to the satisfaction of each of the following conditions, unless waived by such party pursuant to Section 10.5 of this Agreement:

(a) Representations and Warranties. The representations and warranties of Sumner set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date with the same effect as though all such representations and warranties had been made on and as of the Effective Date, in each case subject to the standard set forth in Section 5.22 hereof, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, or (ii) as expressly contemplated or permitted by this Agreement.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Sumner to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Date shall have been duly performed and complied with by Sumner in all material respects.

(c) Certificates. Sumner shall have delivered to HFBC and Heritage a certificate, dated as of the Effective Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) of this Agreement have been satisfied, all in such reasonable detail as HFBC and Heritage shall request.

(d) Summer Variable Monthly Mortgage Banking Net Income. The aggregate Sumner Variable Monthly Mortgage Banking Net Income for the three-month period ending June 30, 2013 (i.e., April 1, 2013 through June 30, 2013), or in the event the Effective Date shall be prior to June 30, 2013, for the three-month period ending as of the last day of the most recent month ended immediately prior to the Effective Date, shall be greater than or equal to $450,000.

8.3 Conditions Precedent to Obligation of Sumner to Consummate. The obligation of Sumner to consummate the transactions contemplated by this Agreement, including the Merger, is subject to the satisfaction of each of the following conditions, unless waived by such party pursuant to Section 10.5 of this Agreement:

(a) Representations and Warranties. The representations and warranties of HFBC, Heritage and Interim set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date with the same effect as though all such representations and warranties had been made on and as of the Effective Date, in each case subject to the standard set forth in Section 5.22 hereof, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, or (ii) as expressly contemplated or permitted by this Agreement.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of HFBC, Heritage and Interim to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Date shall have been duly performed and complied with by HFBC, Heritage and Interim in all material respects.

(c) Certificates. Each of HFBC and Heritage shall have delivered to Sumner a certificate, dated as of the Effective Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) of this Agreement have been satisfied, all in such reasonable detail as Sumner shall request.

(d) Delivery of Merger Consideration. HFBC shall have delivered or cause to be delivered to the Exchange Agent, for the benefit of the Sumner Shareholders, cash funds in an amount sufficient for the Exchange Agent to make payment to the Sumner Shareholders of the aggregate Per Share Merger Consideration (as adjusted in accordance with Section 2.2(a)(ii)) payable to the Sumner Shareholders in accordance with this Agreement.

SECTION IX.

TERMINATION

9.1 Termination. Notwithstanding any other provision of this Agreement or the Merger Agreement, and notwithstanding the approval of this Agreement and the Merger Agreement by the shareholders of Sumner, this Agreement and the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date:

(a) By mutual written consent of the Boards of Directors of the Warrantors; or

(b) By the Board of Directors of Sumner, on the one hand, or the Board of Directors of either HFBC, Heritage or Interim, on the other hand, in the event of a material breach by HFBC, Heritage or Interim (in the case of termination by Sumner) or by Sumner (in the case of termination by HFBC, Heritage or Interim) of any representation, warranty, covenant or agreement of HFBC, Heritage or Interim (in the case of termination by Sumner) or of Sumner (in the case of termination by HFBC, Heritage or Interim) contained herein which would result in the failure to satisfy the closing condition set forth in Section 8.3(a) or Section 8.3(b) of this Agreement (in the case of termination by Sumner) or Section 8.2(a) or Section 8.2(b) of this Agreement (in the case of termination by HFBC, Heritage or Interim), which breach cannot be or has not been cured within thirty (30) days after the giving of a written notice to the breaching Warrantor of such material breach; or

(c) By the Board of Directors of Sumner, on the one hand, and the Board of Directors of HFBC on the other hand, in the case that the Merger shall not have been consummated by December 31, 2013, provided that Sumner (in the case of a termination by Sumner) or HFBC or Heritage (in the case of a termination by HFBC) is not then in breach of this Agreement; or

(d) By the Board of Directors of any Warrantor, in the event any approval of any Regulatory Authority required for the consummation of the Merger and the other transactions contemplated hereby shall have been denied by final non-appealable action of such Regulatory Authority or if any such action taken by such Regulatory Authority is not appealed within the time limit for appeal; or

(e) By the Board of Directors of HFBC, in the event any such approval of any Regulatory Authority is conditioned upon the satisfaction of any condition or requirement that, in the reasonable, good faith opinion of HFBC, would so materially and adversely affect its business or the economic benefits of the Merger as to render consummation of the Merger inadvisable or unduly burdensome, and the time period for appeals and request for reconsideration has run; or

(f) By the Board of Directors of any Warrantor, if the shareholders of Sumner fail to approve this Agreement and the consummation of the transactions contemplated hereby at the Shareholders Meeting; or

(g) By the Board of Directors of HFBC, in the event that any of the conditions precedent to the obligation of such Warrantor to consummate the Merger cannot be satisfied or fulfilled within twelve (12) months after the date of this Agreement (other than any required regulatory or shareholder approval and other than by reason of a breach of this Agreement by HFBC, Heritage or Interim); or

(h) By the Board of Directors of HFBC, in the event of the acquisition, by any person or group of persons, of beneficial ownership of 25% or more of the outstanding shares of Sumner Capital Stock (the terms “person”, “group” and “beneficial ownership” having the meanings assigned thereto in Section 13(d) of the 1934 Act and the regulations promulgated thereunder); or

(i) By the Board of Directors of HFBC, if the Board of Directors of Sumner shall or shall have resolved to withdraw or adversely modify or change its recommendation to Sumner’s shareholders of this Agreement or the Merger, or recommend any Acquisition Proposal other than the Merger, in each case in violation of Section 6.8(d); or

(j) By the Board of Directors of Sumner, on the one hand, or the Board of Directors of either HFBC or Heritage, on the other hand, if HFBC or Heritage (in the case of termination by Sumner) or Sumner (in the case of termination by HFBC or Heritage) has experienced or is reasonably likely to experience a Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by the Warrantor invoking this Section 9.1(j), which notice shall specify the nature of the matter or matters constituting such Material Adverse Effect and which are the basis of such intention; provided that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by such Warrantor within fifteen (15) days following the end of such remedial or curative period; or

(k) By the Board of Directors of Sumner, pursuant to Section 6.8(d); or

(l) By the Board of Directors of HFBC, if the aggregate Sumner Variable Monthly Mortgage Banking Net Income for the three-month period ending June 30, 2013 (i.e., April 1, 2013 through June 30, 2013), or in the event the Closing is to occur prior to June 30, 2013, for the three-month period ending as of the last day of the most recent month ended immediately prior to the date established for the Closing, is less than $450,000; or

(m) By the Board of Directors of Sumner, in the event that any of the conditions precedent to the obligation of such Warrantor to consummate the Merger cannot be satisfied or fulfilled within twelve (12) months after the date of this Agreement (other than any required regulatory or shareholder approval and other than by reason of a breach of this Agreement by Sumner).

9.2 Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 of this Agreement, this Agreement shall become void and have no further force or effect and the parties hereto will be relieved of all obligations and liabilities under this Agreement, except that: (i) the last sentence of Section 6.4(a) and the provisions of Sections IX and X hereof shall survive any such termination and abandonment; (ii) a termination pursuant to Section 9.1(b) of this Agreement shall not relieve a breaching Warrantor from liability for any breach giving rise to such termination and the provisions of Section 9.2(c) or Section 9.2(d), as applicable; and (iii) each Warrantor shall remain obligated under, and liable for any breach of, any of the provisions of this Agreement that survive its termination.

(b) In the event this Agreement is terminated by HFBC pursuant to Section 9.1(i) or by Sumner pursuant to Section 9.1(k) and within one (1) year after the date of such termination Sumner, without HFBC’s prior written consent, accepts an Acquisition Proposal, then Sumner shall pay HFBC $600,000 (the “Termination Fee”) not later than the fifth Business Day following the date Sumner accepts such Acquisition Proposal. Upon payment by Sumner of the Termination Fee pursuant to this Section 9.2(b), neither HFBC, Heritage nor Interim will have any other rights or claims against Sumner or its Subsidiaries, or their respective officers or directors, under this Agreement.

(c) In the event this Agreement is terminated by HFBC, Heritage or Interim pursuant to Section 9.1(b) or by HFBC pursuant to Section 9.1(h) or Section 9.1(l), Sumner shall promptly reimburse HFBC, Heritage or Interim for their reasonable out-of-pocket expenses relating to this Agreement and the Merger in an amount not to exceed $50,000, in the aggregate. The expense reimbursement provided for in this Section 9.2(c) shall be HFBC’s, Heritage’s and Interim’s sole and exclusive remedy and shall be deemed to be liquidated damages.

(d) In the event this Agreement is terminated by Sumner pursuant to Section 9.1(b), HFBC and Heritage, jointly and severally, shall promptly reimburse Sumner for its reasonable out-of-pocket expenses relating to this Agreement and the Merger in an amount not to exceed $50,000. The expense reimbursement provided for in this Section 9.2(d) shall be Sumner’s sole and exclusive remedy and shall be deemed to be liquidated damages.

9.3 Survival of Representations, Warranties and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Warrantors shall not survive the Effective Date, except for this Section 9.3, Section 2.2, Section 2.4 and Section IV of this Agreement, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive any Warrantor (or any director, officer or controlling Person thereof) of any defense in law or equity which otherwise would be available against the claims of any Person, including, without limitation, any shareholder or former shareholder of any Warrantor, the aforesaid representations, warranties and covenants being material inducements to the consummation by the Warrantors of the transactions contemplated hereby.

SECTION X.

MISCELLANEOUS

10.1 Expenses.

(a) Except as otherwise provided in this Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel.

(b) Final settlement with respect to payment of fees and expenses by the parties hereto shall be made within thirty (30) days of the termination of this Agreement.

10.2 Brokers and Finders. Except as set forth on Schedule 10.2, each Warrantor represents and warrants that neither it nor any of its officers, directors, employees, affiliates or Subsidiaries has employed any broker or finder or incurred any liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon its representing or being retained by or allegedly representing or being retained by any Warrantor, such Warrantor agrees to indemnify and hold the other Warrantors harmless from such claim.

10.3 Entire Agreement. Except as otherwise expressly provided herein, this Agreement, including the exhibits and schedules hereto, the Merger Agreement and the Confidentiality Agreement contain the entire agreement among the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understanding with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement except for (i) the rights of shareholders of Sumner to receive the Per Share Merger Consideration following the Effective Date and (ii) the provisions of Sections 2.4, 4.3 and 4.4, which shall inure to the benefit of and be enforceable by the Persons referenced therein.

10.4 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Boards of Directors of such parties; provided, however, that the provisions of this Agreement relating to the manner or basis in which shares of Sumner Capital Stock will be exchanged for the Per Share Merger Consideration shall not be amended after the Shareholders Meeting without the requisite approval of the holders of the issued and outstanding shares of Sumner capital stock entitled to vote thereon. The parties hereto may, without approval of their respective Boards of Directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or the Merger Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby.

10.5 Waivers. Prior to or at the Effective Date, each party hereto, acting through its Board of Directors or chief executive officer or other authorized officer, shall, as to such party’s rights hereunder, have the right (i) to waive any default in the performance of any term of this Agreement by any other party, (ii) to waive or extend the time for the compliance or fulfillment by any other party of any and all of its obligations under this Agreement, and (iii) to waive any or all of the conditions precedent to the obligations of such party under this Agreement.

10.6 No Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any other Person, without the express written consent of the other parties, and any such purported assignment without such requisite consent shall be null and void.

10.7 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission or by registered or certified mail, postage pre-

paid, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to HFBC, Heritage and/or Interim:

HopFed Bancorp, Inc.

Heritage Bank

Heritage Interim Corporation

4155 Lafayette Road

Hopkinsville, Kentucky 42240

Attention: John E. Peck, President and Chief Executive Officer

With a copy to:

Edward B. Crosland, Jr., Esq.

Jones Walker

499 S. Capitol Street, SW, Suite 600

Washington, D.C. 20003

If to Sumner:

Sumner Bank & Trust

780 Browns Lane

Gallatin, Tennessee 37066

Attention: Michael W. Cook, President and Chief Executive Officer

With a copy to:

Adam G. Smith, Esq.

Butler, Snow, O’Mara, Stevens and Cannada, PLLC

1200 One Nashville Place

150 Fourth Avenue North

Nashville, Tennessee 37219-2433

10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflict of laws principles thereof.

10.9 Counterparts. This Agreement may be executed in multiple counterparts, all of which taken together shall constitute one and the same instrument. Executed counterparts of this Agreement may be delivered by facsimile or electronic mail transmission.

10.10 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

10.11 Severability. The provisions of this Agreement shall, where possible, be construed in such manner as is necessary to sustain their legality and enforceability and, for that purpose, the provisions of this Agreement shall be read as if they cover only the specific situation to which they are being applied. Should any provision of this Agreement be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such provision shall not invalidate or otherwise affect the remaining provisions of this Agreement, which shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be executed on its behalf and attested by officers thereunto duly authorized all as of the day and year first above written.

HOPFED BANCORP, INC.

By:	/s/ John E. Peck
John E. Peck
President and Chief Executive Officer

HERITAGE BANK

By:	/s/ John E. Peck
John E. Peck
President and Chief Executive Officer

HERITAGE INTERIM CORPORATION

By:	/s/ John E. Peck
John E. Peck
President and Chief Executive Officer

SUMNER BANK & TRUST

By:	/s/ Michael W. Cook
Michael W. Cook
President and Chief Executive Officer